To

Cc Bcc

We're Live!

I did the thing. I'm making the thing. The thing is happening. The wait is over! Please check us out on WeFunder! Come and join us in creating something special. "The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Love you all,

~Danielle

To ([REDACTED] .com) ✕

Cc Bcc

We're Live!

I did the thing. I'm making the thing. The thing is happening. The wait is over! Please check us out on WeFunder! Come and join us in creating something special."The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Love you all,

~Danielle






The Witch's Cottage

Step into the story behind the magic— partner with us today.

The Witch's Cottage
Published by Instagram
· December 19, 2024 ·

Seeing the support and solidarity surrounding a third place for our community is beyond humbling and beautiful. We see you and we are so incredibly thankful.

We are live! Our WeFunder campaign has been live for less than 72 hours! Please follow the link in our bio (or pinned on our feed) if you would like to look at our campaign.

Xoxo,
The Witch's Cottage Team
(aka Celina and Danielle)

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind **See less**

— with **Celina Surniak** and **3 others**.

Edit   **Boost post**

 9



Published by Instagram



· December 28, 2024 at 12:45 PM · 🌐

✨ We're building something special—a third place for our community, where creativity, connection, and magic come together. A community space best serves our community when it has the voices and love of our community. 🎋

We're excited to invite you to be a part of this journey- an open invitation to help us bring this dream to life. 💚 If you're feeling inspired, check out our Wefunder campaign and see how you can contribute. Together, we can create a space that's truly ours. 🌿

👉 https://wefunder.com/thewitchscottage

#CommunityDriven #ThirdPlace #MagicInTheMaking #Wefunder #BuildingTogether #SupportLocal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.





Danielle Ozymandias
Co-Founder of "The Witch's Cottage"

[redacted]

Meet Danielle Ozymandias! Our Resident Baker and Restaurant Extraordinaire! This interview had about 25 minutes of footage, so here is a small glimpse... **See more**

7

1

The Witch's Cottage

Meet Danielle Ozymandias! Our Resident Baker and Restaurant Extraordinaire! This interview had about 25 minutes of footage, so here is a small glimpse at our Co-Founder and how she believes that food can build community!

If you feel so inspired by part of her story, feel free to check out our WeFunder (also in our bio) and decide if you would like to join us in making this a reality!

👉 https://wefunder.com/thewitchscottage

#CommunityDriven #ThirdPlace #MagicInTheMaking #Wefunder #BuildingTogether #SupportLocal #coffee #bakery #bar #restaurant

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind. **See less**













Boost reel



Comment as The Witch's Cottage

The Witch's Cottage is with **Celina Surniak.**

Published by [REDACTED]

· December 16, 2024 · 🌐

WE. ARE. LIVE!

The wait is over! Please check us out on WeFunder! Come and join us in creating something special. For details click on the link below. "The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."



The Witch's Cottage

   



Published by Instagram

December 16, 2024 · 🌐

WE. ARE. LIVE!

The wait is over! Please check us out on WeFunder! Come and join us in creating something special. For details click on the link in our bio. "The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

📷: @celinaleesurniakcoordination

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

(in bio)
https://wefunder.com/thewitchscottage See less

WEFUNDER   Explore   🔍 Search

INVEST IN THE WITCH'S COTTAGE

A Witchy & Nature themed Café/Bakery/Bar/Restaurant/Performance Venue that is focused on community





Teegan Carter, Kate Gregory (pilates.kate@gmail.com)

We're Live!

I did the thing. I'm making the thing. The thing is happening. The wait is over! Please check us out on WeFunder! Come and join us in creating something special."The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Love you,

~Danielle





The Witch's Cottage
Step into the story behind the magic— partner with us today.

[redacted] ...

[redacted]Seeing the support and solidarity surrounding a third place for our community is beyond humbling and beautiful. We see you and we are so incredibly thankful.

We are live! Our WeFunder campaign has been live for less than 72 hours! Please follow the link in our bio (or pinned on our feed) if you would like to look at our campaign.

Xoxo,
The Witch's Cottage Team
(aka Celina and Danielle)

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest

View insights Boost post









Liked by [redacted]
December 19, 2024



Add a comment... Post





The Witch's Cottage
Step into the story behind the magic—partner with us today.

[redacted]

thankful.

We are live! Our WeFunder campaign has been live for less than 72 hours! Please follow the link in our bio (or pinned on our feed) if you would like to look at our campaign.

Xoxo,
The Witch's Cottage Team
(aka Celina and Danielle)

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

4w

View insights

Boost post











[redacted]

Add a comment...

Post





THE WITCH'S COTTAGE
The Importance of Community

[redacted]
NoHo Arts District



[redacted] We're building something special—a third place for our community, where creativity, connection, and magic come together. A community space best serves our community when it has the voices and love of our community. 💫

We're excited to invite you to be a part of this journey- an open invitation to help us bring this dream to life. 💚 If you're feeling inspired, check out our Wefunder campaign and see how you can contribute. Together, we can create a space that's truly ours. 🌿

👉 https://wefunder.com/thewitchscottage

#CommunityDriven #ThirdPlace #MagicInTheMaking #Wefunder #BuildingTogether #SupportLocal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the

View insights

Boost post









53 likes

December 28, 2024



Add a comment...

Post



THE WITCH'S COTTAGE
The Importance of Community

[redacted]
NoHo Arts District

We're excited to invite you to be a part of this journey- an open invitation to help us bring this dream to life. 💚 If you're feeling inspired, check out our Wefunder campaign and see how you can contribute. Together, we can create a space that's truly ours. 🌿

👉 https://wefunder.com/thewitchscottage

#CommunityDriven #ThirdPlace #MagicInTheMaking #Wefunder #BuildingTogether #SupportLocal

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

3w

View insights

Boost post









53 likes

December 28, 2024



Add a comment...

Post





Meet Danielle Ozymandias
~~~~~~~~~~~~~~
Co-Founder of “The Witch’s Cottage”

[redacted]
Original audio

...

[redacted]leet Danielle Ozymandias! Our Resident Baker and Restaurant Extraordinaire! This interview had about 25 minutes of footage, so here is a small glimpse at our Co-Founder and how she believes that food can build community!

If you feel so inspired by part of her story, feel free to check out our WeFunder (also in our bio) and decide if you would like to join us in making this a reality!

👉 https://wefunder.com/thewitchscottage

#CommunityDriven #ThirdPlace #MagicInTheMaking #Wefunder #BuildingTogether #SupportLocal #coffee #bakery #bar #restaurant

We are ‘testing the waters’ to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only

View insights

Boost reel











[redacted]

January 3



Add a comment...



Post
~~~~~~~~~~~~~~





[redacted]
NoHo Arts District

...

[redacted]ust a sneak peak at one of the EPIC bakes that "The Witch's Cottage" will offer @d.ozymandias is a culinary genius. Here are some cranberry with white chocolate chip scones! Literal magic. Stay tuned for the WeFunder Launch! #bar #cafe #bakery #scones #restaurant #witchy #flowers 📸: @celinaleesurniakcoordination

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Edited · 4w

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Liked by [redacted]



December 16, 2[redacted]

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The Witch's Cottage

[redacted]

[redacted] Welcome to our Instagram Page (and subsequent Social Media)! This is where all of our magical updates will be posted 😊 WeFunder Campaign dropping soon! #cafe #bakery #bar #restaurant #performancevenue #magic #witch #plants #excited

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Edited · 4w

View insights

Boost post









[redacted]

December 16, 2024



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Post









WEFUNDER
Explore
Search
INVEST IN THE WITCH'S COTTAGE
A Witchy & Nature themed Café/Bakery/Bar/Restaurant/Performance Venue that is focused on community

[redacted] ...

[redacted]E. ARE. LIVE!

The wait is over! Please check us out on WeFunder! Come and join us in creating something special. For details click on the link in our bio. "The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

#bar #cafe #restaurant #performancevenue #excited #nature #plants #witchy #excited #WeFunder #crowdfunding

📸: @celinaleesurniakcoordination

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

(in bio)

View insights | Boost post









70 likes

December 16, 2024



Add a comment... Post

To [REDACTED]

Cc Bc

Did I forget?

Jo,

It seems incredibly crass to be sending this now, with all that's going on in LA. But also, I know that The Witch's Cottage is going to be important in moments like this for community and communion and care and you asked that I send the link and I think I didn't. So..

Please check us out on WeFunder. "The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Thank you, and hugs,

~Danielle

We're Live!

I did the thing. I'm making the thing. The thing is happening. The wait is over! Please check us out on WeFunder! Come and join us in creating something special."The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Love you all,

~Danielle

Hey Family!

I have been working on a big project for almost a year now and it's why I didn't make it to Sark this summer so I thought I'd show you what I've been up to.

For about a decade I've talked about this dream of opening a witchy cafe/ community space and last January Arthur goes: "Why don't you take some savings and do that?." I reached out to my friend, Celina, with whom I've been talking to about this idea and she was in.

So we set to work. We have been in the throes of business plans, financial models, and searching for real estate for months. About a month ago we realized that this idea could become something so much more than just a cafe/community space when something big and unexpected happened:

The Federal Building in NoHo (North Hollywood) came up for lease. The Federal is a two story brick bank building that was built 100 years ago. In all my years in LA it's been a bar/ restaurant and live performance venue. I have spent countless nights there watching bands- it holds a lot of memories for me. It was a long shot but we asked if we could see it. We've had about 3 weeks of back and forths, meetings, various letters of intent, and a final meeting with one of the owners of the building earlier this month. In this meeting, the owner informed us that he adores our pitch, our idea, and what our business could be. He wants a space like ours in the community. He said that the ability to bring the community together and create a place that is safe, inclusive, and diverse would be area changing for the NoHo Arts District.

So the owners are fully on board with our concept. They are so supportive and realistic. They gave us a challenge: if we are able to show $300-500k investment by the end of the year/beginning of January, we can move towards acquiring the lease for that building… they'll wait for us but not forever.

Our vision is based on community coming together amidst all of the adversity and challenges of the world. Capitalism has created so many structures that are "exclusivity" based- spaces that can only truly be enjoyed by a select few. We want to be different. We want to create a space where the community can thrive and grow- and be inclusive and sustainable in its design.

So today we launched a capital campaign to raise the rest of the funds. The incredible part is how excited people get when we tell them what we want to do and the number of people who have already reached out to us. We met with a capital investor last week and another tomorrow. It's overwhelming and lovely and we know our gut instinct on doing this was right.

So that's been my year! And will be my next decade or so. I'm going to run the bakery/ cafe; Celina will run the performance venue/ rental side of things and we have hired an entire team of folks who have opened bars and restaurants to open the bar/restaurant. (I could do it but I think it's smarter to hire smart people to help) It's wild and exhilarating.

We're gauging investment capital interest right now:
https://wefunder.com/thewitchscottage?

If you wanted to invest- awesome, but please don't feel pressure! I just wanted to show you what I've been doing this whole year. Also: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

hugs,

~Danielle

We're Live!

Sisters!!!

I did the thing. I'm making the thing. The thing is happening. The wait is over! Please check us out on WeFunder! Come and join us in creating something special."The Witch's Cottage- A Wholesome Escape to the Woods" is now available for community investment and funding!

https://wefunder.com/thewitchscottage

"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

Love you,

████████